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02058843

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
SEP 3 0 2002
1086

Report of Foreign Issuer

ORIGINAL

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 30, 2002

STET HELLAS TELECOMMUNICATIONS S.A.
(*Registrant's name*)

PROCESSED
OCT 04 2002
THOMSON FINANCIAL

66 Kifissias Ave.
15125 Maroussi
Athens
Greece
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by STET Hellas Telecommunications S.A. ("STET Hellas") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, STET Hellas is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30|09|2002

STET Hellas Telecommunications S.A.

By: ______________________

Name: Nikolaos Varsakis

Title: Managing Director

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

4

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS APPROVES SHARE CAPITAL INCREASE

ATHENS, September 6, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that the Extraordinary General Assembly of the company's shareholders held yesterday, approved an increase of the company's share capital in the amount of EUR 4,159,661.00, via the partial capitalization of the Retained Earnings Balance and the increase of the nominal value of the shares.

Following the above increase, the share capital of the company will amount to EUR 126,453,694.40 divided in 83,193,220 registered shares of a nominal value of EUR 1.52 each.

– END –

Investor Relations:
Rania Bilalaki
Tel: +30 10 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.2 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS APPOINTS NEW CHIEF FINANCIAL OFFICER RUGGERO CATERINI ASSUMES THE POST

ATHENS, September 4, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced the appointment of Mr. Ruggero Caterini as the new Chief Financial Officer of STET Hellas, succeeding Mr. Shokat Thobani.

Mr. Caterini will coordinate all STET Hellas finance and business planning & control activities, and report directly to Mr. Nikolaos Varsakis, Managing Director and CEO of STET Hellas.

Mr. Caterini joins STET Hellas with eleven years of experience in financial operations. In 1988, he began his career in Alitalia and in 1991, he joined the Italian investment bank, *Istituto Mobiliare Italiano,* holding the post of senior credit analyst. In 1996, he joined Telecom Italia Mobile and in a period of six years, he held a series of managerial positions of increasing responsibility in the finance area. Up to 1998 he was responsible for economic evaluations for TIM's international subsidiaries within the Administration & Control department. In September 1998 he assumed the role of the controller for TIM's South American subsidiaries. A year later, he was appointed CFO & Investor Relations Director of Tele Celular Sul Participacoes, TIM's Brazilian subsidiary. Since December 2001 and prior to joining STET Hellas, he was the CFO of Mobilkom Austria.

"I would like to thank Mr. Thobani for his valuable service to STET Hellas. Together we managed to successfully meet the challenges of the increasingly competitive Greek mobile market, delivering solid performance and continuous financial success," stated STET Hellas' Chief Executive Officer, Mr. Nikolaos Varsakis. "Having set the foundations for a solid turnaround, we are pleased to welcome Mr. Caterini to the CFO position. His extensive international financial experience and working knowledge of the TIM Group will be a dynamic asset to the current management team, as we face the future challenges and opportunities surrounding our 3G launch, and continue implementing our strategy of continuous profitability improvement."

Mr. Caterini holds a degree in Mechanical Engineering from the University of Rome. He is fluent in English and also speaks Portuguese. Born in Rome in 1961, he is married and has two children.

-END-

Investor Relations:
Rania Bilalaki
Tel: +3010 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.2 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.